Exhibit 12.1
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Earnings available for fixed charges:
Income before income taxes	$155,833	$31,657	$111,890	$326,102	$90,523	$69,104	$157,753
Fixed charges	27,393	58,594	70,724	114,965	202,074	79,085	142,112
Amortization of capitalized interest	—	—	90	408	843	326	753
Capitalized interest	—	(127)	(2,919)	(3,564)	(17,503)	(4,045)	(12,878)

Total earnings available for fixed charges:	$183,226	$90,124	$179,785	$437,911	$275,937	$144,470	$287,740

Fixed charges:
Interest expense (1)	$6,720	$11,115	$19,030	$58,033	$115,985	$42,597	$98,144
Portion of rent expense representative of interest (2)	7,974	9,525	12,552	17,202	28,199	12,552	18,683
Capitalized interest	—	127	2,919	3,564	17,503	4,045	12,878
Net preferred stock dividends (3)	12,699	37,827	36,223	36,166	40,387	19,891	12,407

Total fixed charges:	$27,393	$58,594	$70,724	$114,965	$202,074	$79,085	$142,112

Ratio of earnings to fixed charges:	6.69x	1.54x	2.54x	3.81x	1.37x	1.83x	2.02x

(1)	Interest expense includes amortization of deferred debt issuance costs and discounts related to indebtedness.

(2)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

(3)	Net preferred stock dividends are the company’s preferred dividend expense net of income tax benefit.